VIA EDGAR

March 18, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tim Buchmiller

Re:	Korro Bio, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-294298

Acceleration Request
Requested Date:	March 20, 2026
Requested Time:	4:15 p.m., Eastern Time

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Korro Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 20, 2026, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

KORRO BIO, INC.

/s/ Ram Aiyar
Ram Aiyar
President, Chief Executive Officer and Interim Chief Financial Officer
Korro Bio, Inc.

cc: Jeffrey Cerio, General Counsel, Korro Bio, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Marianne Sarrazin, Esq., Goodwin Procter LLP